[LETTERHEAD OF PAUL HASTINGS, JANOFSKY & WALKER LLP]

March 1, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	Centerline Holding Company
File No. 001-13237
Forms 10-K and 10-K/A1 for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Dear Ms. Van Doorn:

This letter sets forth the response of Centerline Holding Company (“Centerline” or the “Company”) to the Staff’s comment letter dated February 22, 2010 in connection with the Staff’s review of Centerline’s Forms 10-K and 10-K/A1 for the year ended December 31, 2008, and Forms 10-Q for the quarters ended March 31, 2009, and June 30, 2009 and September 30, 2009. Capitalized terms used herein and not otherwise defined have the meanings specified in the Forms 10-K and 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K

Financial Statements

Note 2 – Summary of Significant Accounting Policies
D. Investments – Equity Method, page 87

1.
We have read and considered your response to comment three.  Your response appears to address only your accounting policy for assessing impairment.  Please further clarify your future disclosures to explain how you measure impairment losses on your equity method investments.  Please show us how you intend to revise your disclosure.

The Company has asked us to advise the Staff that the accounting policy in future filings will read as follows (emphasis on additional language added for purposes of this letter only):

I.  Investments – Equity Method

For investments in entities we do not control, but for which we have the ability to exercise significant influence over operating and financial policies, we use the equity method.  Equity method investments consist of:

Partnership Interests – Partnership interests related to the real estate equity investment funds we sponsor.  Typically, we hold these investments for a short period until we establish a new fund; and

Centerline Urban Capital LLC – Centerline Urban Capital LLC (“CUC”) is a joint venture equity fund with the California Public Employees Retirement System (“CalPERS”).

Under the equity method, we record our proportionate share of income or loss as a component of “Equity and other (loss) income” and “Other losses from consolidated partnerships” in the Consolidated Statement of Operations.  Amounts recognized include equity allocations for management services and incentive income that we earn from co-investments in certain Consolidated Partnerships, although such amounts are eliminated in consolidation.

We also manage American Mortgage Acceptance Corporation (“AMAC”), a publicly-traded real estate investment trust (“REIT”). As AMAC is developing a plan of liquidation, we stopped recording equity losses related to its operations in the fourth quarter of 2008 and recorded impairment charges in 2008 and 2009 relating to the loan we had provided to AMAC.  These charges were determined based upon our estimate of amounts we could realize by recovering assets upon a liquidation, which has not yet occurred.

For more information regarding equity investments with respect to partnership interests see Notes 9 and 13; for AMAC and for CUC, see Note 29.

We assess equity investments for impairment quarterly if we believe that we may not recover the carrying amount of the investment or if the investee is unable to sustain an earnings capacity that would justify the carrying amount of the investment.  We measure impairment based on the amount that we expect to recover from the investment should we sell it or should the investee liquidate, taking into account our claim on the investee’s book value.  We record any [other than temporary impairment] related to equity method investments in “Equity and other (loss) income” and “Other losses from consolidated partnerships” in the Consolidated Statements of Operations.

Note 28 – Related Party Transactions
Investment In and Loans to Affiliates; Income Statement Impact, page 150

2.	We have read and considered your response to comment five. Please tell us when you will file audited financial statements of AMAC. We will monitor your amendment to your Form 10-K for compliance.

The Company has asked us to advise the Staff that the financial statements for AMAC were filed as Amendment No. 2 to the 2008 Form 10-K on February 24, 2010 (as amended by Amendment No. 3 which was filed to correct an error on the signature page of Amendment No. 2 but made no  other changes).

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger
for PAUL HASTINGS, JANOFSKY & WALKER LLP

cc:        Jorge L. Bonilla
Robert L. Levy
John J. Kelly